

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2024

Ziyang Long
Chief Executive Officer
Republic Power Group Ltd.
158 Kallang Way #06-08
Singapore, Republic of Singapore S349245

> **Re: Republic Power Group Ltd.**
> **Amendment No. 10 to Registration Statement on Form F-1**
> **Filed February 1, 2024**
> **File No. 333-266256**

Dear Ziyang Long:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 10 to Registration Statement on Form F-1 filed February 1, 2024

Business
Our Business, page 48

1. We note extensive discussion of AI focused technology in Southeast Asia and your disclosure that you are focused on developing your core technologies in "big data analytics, AI and IoT applications." Please indicate the products incorporating each technology in your pipeline and the stage of development of each technology. With respect to artificial intelligence, please indicate if your algorithms are proprietary or open source, and update you risk factors to reflect the relevant risks.

Consolidated Financial Statements
Note 14. Subsequent Events, page F-26

2.   You disclose that subsequent events were evaluated through January 4, 2024, the date the consolidated financial statements were issued. However, we note that the audit opinion is dated January 31, 2024. Please advise or revise.

 Please contact Megan Akst at 202-551-3407 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joan Wu